Clarus Therapeutics, Inc.

555 Skokie Boulevard, Suite 340

Northbrook, IL 60062

VIA EDGAR AND FACSIMILE

July 1, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Attention: Jeffrey Riedler

Re:	Clarus Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-170738

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clarus Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-170738), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 19, 2010. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Goodwin Procter LLP, Attn: Arthur R. McGivern, 53 State Street, Boston, MA 02109, facsimile number (617) 523-1231.

If you have any questions with respect to this matter, please contact Arthur R. McGivern at (617) 570-1971.

Sincerely,

CLARUS THERAPEUTICS, INC.

/s/ Steven A. Bourne
Steven A. Bourne
Chief Financial Officer

cc:	Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Arthur R. McGivern, Esq. (Goodwin Procter LLP)
Joel S. Klaperman, Esq. (Shearman & Sterling LLP)
Danielle Carbone, Esq. (Shearman & Sterling LLP)
David Ni, Esq. (Shearman & Sterling LLP)